Exhibit 99.1

Kitov Pharmaceuticals Holdings Ltd. (the “Company”)

December 6, 2015

Israel Securities Authorities

www.isa.gov.il

Tel Aviv Stock Exchange Ltd.

www.tase.co.il

Re: Immediate Report

Regarding the calling of a Special General Meeting of the holders of Series 2 Warrants of the Company

1.	Convening a Meeting

The Company hereby announces that a special general meeting of the holders of Series 2 Warrants of the Company shall be convened on December 28, 2015, at 3:00 P.M. Israel time (hereinafter: the “Meeting”), at the offices of the Company, Azrieli Center 1 (Round Tower), 23rd Floor, Tel Aviv (hereinafter: the “Company Offices”).

2.	Agenda

 Changing the Company’s reporting regime in accordance with American securities laws

In light of the registration of the Company’s shares for trading on the NASDAQ Capital Market (hereinafter: “NASDAQ”), through ADRs (American Depository Receipts) Level III1 which represent the shares of the Company, it is proposed to authorize the Company, subject to the receipt also of the approval of the other securities holders of the Company, to change from reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder, namely, in accordance with the U.S. securities regulation, all in accordance with and subject to the provisions of Section 35XXXII of the Law.

It is clarified that with the transition to reporting in accordance with Chapter E3 of the Law as aforesaid, the Company shall commence to report in parallel on MAGNA, the Israel Securities Authority distribution platform, what it has reported with the Securities and Exchange Commission (“SEC”).

The decision to transition from reporting under the Israeli Securities Law to reporting in accordance with U.S. securities laws, as aforesaid, is subject to the approval of the shareholders of the Company, as well as the approval of the other securities holders of the Company, each with the majority set forth in Section 5 of this report. It is noted that in tandem with the publication of this Notice of Meeting, the Company has approached the Israel Securities Authority with a request for an exemption from reporting under Chapter F of the Law, in accordance with Section 35XXXII(A1) of the Law.

Text of Proposed Resolution: To approve the Company to change from reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder, namely, in accordance with the U.S. securities regulation, all in accordance with and subject to the provisions of Section 35XXXII of the Law.

3.	Instructions Regarding Voting at the Meeting

In accordance with the instructions set forth in Section 2.17.13 of the Shelf Prospectus pursuant to which the Series 2 Warrants were offered to the public in Israel, all of the instructions in the Articles of Association of the Company in connection with shareholder meetings, the majority required to pass resolutions and the voting rights, shall apply, mutatis mutandis,to general meetings of the holders of Series 2 Warrants of the Company. The vote at the meeting of the holders of the Series 2 Warrants shall be in accordance with the votes present and accounted for.

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1 For details see the immediate report of the Company from November 26, 2015 (Reference Number: 2015-01-164541).

4.	Record Date

Anyone holding Series 2 Warrants of the Company at the end of the trading day on Thursday, December 17, 2015 (hereinafter: the “Record Date”) shall be entitled to participate in the Meeting and to vote in person or by proxy, by appointing a proxy to vote (hereinafter: the “Proxy Letter”), subject to presentation of the proof of ownership of the Series 2 Warrants (including a power of attorney from the Registration Company). The Proxy Letter, or a copy satisfactory to the Board of Directors, must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting at which the person noted in the Proxy Letter intends to vote. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the Proxy Letters at the commencement of the Meeting.

5.	The Required Majority

The required majority necessary to approve the matter on the agenda is as set forth in Section 35XXXII(c) of the Law, according to which, a simple majority of the shareholders, excluding the Company’s controlling shareholders, voting at the Meeting (not counting abstentions).

6.	Voting by Proxy

Anyone holding Series 2 Warrants of the Company entitled to participate in the Meeting and any adjournment thereof, is entitled to vote in person or by proxy, by appointing a duly appointed proxy to vote and if the appointing party is a corporation the appointment shall be a duly appointed proxy of the corporation. The appointment shall be in writing signed by the appointing party, or by authorized attorney The Proxy Letter, or a copy satisfactory to the Board of Directors, must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting at which the person noted in the Proxy Letter intends to vote. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the Proxy Letters at the commencement of the Meeting. A Proxy Letter held by a participant at the meeting which dated more than 12 months from the signature date shall be rendered invalid.

7.	Voting via Voting Slip

With respect to the matter on the agenda, a Series 2 Warrant Holder may also vote via the Voting Slip. The sites where one can find the form of the written ballot and position papers (if any) as per their meaning under Section 88 of the Companies Law are as follows: on the distribution site of the Israel Securities Authority, at www.magna.isa.gov.il (hereinafter: “Distribution Site”), and on the website of the Tel Aviv Stock Exchange, at www.maya.tase.co.il. A holder of Series 2 Warrants may contact the Company directly and receive, with charge, the form of the written ballot and position papers (if any) or at such holders consent, links to the text of the Voting Skip at the Distribution Site. A Series 2 Warrant Holder whose securities are registered with a TASE stock exchange member is entitled to receive certification of ownership from such member such that the holder can vote at the Meeting of send a timely Voting Slip as required. Voting by Voting Slip shall be by checking the applicable boxes on Part Two of the Voting Slip, as published on the Distribution Site. All Voting Slips (together with proofs of ownership and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above, such that the Voting Slip arrives no later 4 hours prior to the designated time of the Meeting, namely by no later than Monday, December 28, 2015, 11:00 A.M Israel Time.

8.	Voting via Electronic Voting Slip

A warrant holder not registered in the Company’s register, namely a warrant holder pursuant to Section 45P’4(2) of the Israeli is also entitled to vote via Electronic Voting Slip which will be delivered to the Company via the Electronic Voting System being operated pursuant to Section B of Chapter G’2 of the Securities Law, 5728-1968. Voting via Electronic Voting Slips will be allowed until 6 hours prior to the Meeting commencement.

9.	Quorum

The Meeting shall not be opened for discussions unless a legal quorum is present within a half hour of the time set for commencement of the Meeting. The legal quorum for convening the Meeting shall be when at least two holders are present in person or by proxy, representing at least 25% of the voting rights of the Series 2 Warrants of the Company. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned to the next day, Tuesday, December 29, 2015, at the same place and time,, or any other such time, if noted in the Notice of Meeting, and at the adjourned meeting only such matters on the agenda of the original meeting shall be presented. If at the adjourned meeting a legal quorum is not present within a half hour of the time set for commencement of the adjourned meeting, the adjourned meeting shall commence with any number of participants present.

10.	Company Representative for Matters in connection with this Immediate Report

The Company representative for matters in connection with this report is the General Counsel, Mr. Avraham Ben-Tzvi, Adv., of Azrieli Towers 1, Round Tower, 23rd Floor,, Menachem Begin Street 132, Tel Aviv, Telephone: +972-(0)54-8679966, email Avraham@kitovpharma.com or fax: +972-(0)77-3180015.

11.	Review of documents

The holders of Series 2 Warrants of the Company can review, by request, documents relevant to the agenda matters of the Meeting, at the Company Offices, Azrieli Towers 1, Round Tower, 23rd Floor, Menachem Begin Street 132, Tel Aviv, Sunday through Thursday during regular working hours, by coordinating in advance by email Avraham@kitovpharma.com or Telephone: +972-(0)54-8679966, until the day of the Meeting. Furthermore, the Notice report can be viewed as on the MAGNA Distribution Site of the Israeli Securities Authority: www.magna.gov.il, and on the website of the Tel Aviv Stock Exchange Ltd. www.tase.gov.il

Sincerely,

Kitov Pharmaceuticals Holdings Ltd.

By: Simcha Rock, Director and CFO